Coudert Brothers LLP

ATTORNEYS AT LAW

150 Years of excellence, innovation and global service

1114 AVENUE OF THE AMERICAS

NEW YORK, NY 10036-7703

TEL: (212) 626-4400

FAX: (212) 626-4120

WWW.COUDERT.COM

COHENJ@COUDERT.COM

NORTH AMERICA

LOS ANGELES, NEW YORK, SAN FRANCISCO,

WASHINGTON

EUROPE

ANTWERP, BERLIN, BRUSSELS, FRANKFURT,

LONDON, MOSCOW, PARIS, STOCKHOLM,

ST. PETERSBURG

ASIA/PACIFIC

ALMATY, BANGKOK, BEIJING, HONG KONG,

SHANGHAI, SINGAPORE, SYDNEY, TOKYO

ASSOCIATED OFFICES

BUDAPEST, JAKARTA, MEXICO CITY, MILAN,

PRAGUE, ROME

June 24, 2005

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WorldSpace, Inc. – Registration Statement on Form S-1 (File No. 333-124044)

Dear Mr. Spirgel:

On behalf of WorldSpace, Inc. (the “Company”), we are hereby filing Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (File No. 333-124044) (the “Registration Statement”). The Amendment reflects changes in response to the letter of comments, dated June 21, 2005 (the “Comment Letter”), issued by the Staff of the Commission as well as updating and other changes. Three courtesy copies of the Amendment, marked to show changes from the Registration Statement as previously filed, are being furnished to you under separate cover to expedite your review.

The purpose of this letter is to clarify the Company’s responses to various matters raised in the Comment Letter, as reflected in the Amendment, and to provide certain supplemental information requested by the Staff in the Comment Letter. Unless otherwise indicated, terms used herein without definition have the same meanings as are ascribed to them in the Registration Statement.

The numbered responses in the letter are keyed to the corresponding items in the Comment Letter.

1. On May 16, 2005, Hamza Farooqui, Managing Director of WorldSpace South Africa, was quoted on the “Business Day” website, stating that he believed the growth potential for satellite radio in South Africa was immense, and that “[Worldspace] expect[s] subscriber numbers to reach into the millions by 2010.” On

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

June 3, 2005, and June 6, 2005, Srinivasan Rangarajan, WorldSpace senior vice president of engineering solutions, was quoted in “Communications Daily” and “Satellite Week,” respectively, as saying: “what XM is to the U.S., WorldSpace is to the rest of the world.” This statement was made at the International Satellite Communications (ISCe) Conference and Exhibition. Please note that the publication of information and statements and publicity efforts made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities may constitute an offer in violation of the Securities Act. See Securities Act Release Nos. 5180 (August 16, 1971) and 7856 (April 28, 2000). Please provide us with your analysis in your response letter as to why these statements are consistent with the limitations imposed by Section 5 of the Securities Act. In addition, revise MD&A (“Our Business Trends”) to address each of the statements. For example, we note that the company currently discloses that it has approximately 58,000 subscribers. This disclosure should be expanded to address the company’s public statements forecasting “millions” of subscribers by 2010.

The Company has examined each of the statements referred to in Comment No. 1 in the context in which they were made. Neither of the statements were authorized by or reviewed in advance by the Company’s management. Although the Company has made extensive efforts to apprise its personnel regarding communications during the registration process, it is an unfortunate fact that, due to the Company’s widespread operations and relatively large number of employees, particularly outside of the United States, these unauthorized communications have been made. That being said, the communications cited in Comment No. 1, a statement made by Srinivasin Rangarajan at the International Satellite Communications Conference and Exhibition (the “Rangarajan Statement”) and a statement by Hamza Farooqui quoted on the “Business Day” website (the “Farooqui Statement”), were not intended to condition the market for the Company’s securities and, in the Company’s opinion, will not condition the market for the Company’s securities or arouse public interest in the Company or its securities. Our analysis of each of the statements is set forth below.

Rangarajan Statement

The Company does not believe that the Rangarajan Statement was inconsistent with the limitations imposed by Section 5. Mr. Rangarajan was a participant on a panel at the International Satellite Communications Conference and Exhibition, a conference for professionals in the satellite industry that the Company participates in annually, when he made the statement in question. Mr. Rangarajan’s participation in this conference was part of the normal business of the Company. Mr. Rangarajan was not giving an interview to a member of the media or otherwise speaking about the Company outside of the ordinary course of business. None of his remarks discuss a pending offering of the Company’s securities.

As to the actual content of the Rangarajan Statement, it is, in the view of the Company, consistent with the publicly filed Form S-1 registration statement, which describes WorldSpace’s position outside of the United States in the digital audio radio services field and XM Radio’s position in this field in the United States.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

The Company stresses that such statement was not authorized by its management. Further, the Company believes that, in light of to whom the communication was made (i.e., to satellite professionals and not potential investors or to the media) and the purpose of the communication (i.e., explaining the Company’s business in a short oral statement at a conference that the Company attends in the ordinary course of business), coupled with the fact that the communication did not discuss the proposed public offering, the Ranagarajan Statement was not intended to condition the market for the Company’s securities or increase public interest in the Company. It is further the Company’s view that the Ranagarajan Statement will not, in fact, condition the market for the Company’s securities given, among things, the limited circulations and specialty nature of the two publications that reported his statement.

Finally, the Company believes that no additional disclosure needs to be made in the prospectus to encompass the Rangarajan Statement as it is consistent with the existing disclosure in the prospectus. In particular, in the first paragraph of the boxed summary, the Company states that it is the only licensed DARS provider outside of North America, South Korea and Japan, and in the immediately following paragraph notes XM and its position as the dominant DARS provider in the United States.

Farooqui Statement

The Company regrets Mr. Farooqui’s statement, and has taken steps to ensure that no repetition of this situation occurs. That being said, the Company believes that it is important to note that Mr. Farooqui’s comments (which, like Mr. Rangarajan’s, were not authorized by the Company’s management) were not made with a view to condition the market for the Company’s securities or to increase public awareness of the Company. Mr. Farooqui’s statements were made outside of the United States, in the context of the Company’s launch of two Indian-language music radio stations in South Africa, which presently constitutes a very small market for the Company’s services. The Farooqui Statement was reported on the web cite of “Business Day”, a South African newspaper with limited circulation in South Africa. It is also important to note that nowhere in the Farooqui Statement or in the report in which the statement is contained is there any mention or discussion of a pending offer of the Company’s securities.

The Farooqui Statement, made in the context of a commercial channel launch and without mention of the pending initial public offering, was not intended to condition the market for the Company’s securities. Further, given the nature of this Statement and its very limited circulation, the Company is of the view that the Farooqui Statement will not, in fact, condition the market for the Company’s securities.

In light of the foregoing, the Company does not believe that it is necessary to amend its prospectus to address the content of the Farooqui Statement.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

Nevertheless, if required by the Staff, the Company is prepared to amend the MD&A by adding the following statement as a new last paragraph to our “Business Trends” section:

“In order for our business model to succeed, we believe that we must ultimately have a world-wide base of subscribers numbering in the millions. Our business model contemplates that we will be able to attain such a level of subscribers over the next five years, although we can not assure that our business model will be achieved.”

2. We note from the disclosure included on pages 66 and 74 of the Form S-1 that you have a strategic relationship with Xi’an Tongshi Technology Limited (“Tongshi”), a Chinese electronics manufacturer. In addition, we note from the Appendix C Country-List for AsiaStar and the Appendix D Country-List for AfricaStar attached to the Tongshi DAMB receiver user manuals posted on your website that the country coverage areas for the DAMB-A and DAMB-R receivers include Libya, Iran, Syria and Sudan. Please advise us whether you have any production, marketing, licensing and/or other agreements with Tongshi with respect to any of these countries and, if so, why those agreements have not been filed as exhibits to the registration statement. Advise us also whether you have customers or subscribers in any of these countries. Describe briefly any marketing, sales or other operations, and customer relationships, in each of these countries. Advise us also whether your customers include or have included the governments of these countries, or enterprises controlled by the governments of these countries. We may have further comment.

The Company wishes to provide the following supplemental information:

The Company has no agreements with Tongshi that relate to any of Libya, Iran, Sudan and Syria. The Company has a general technology licensing agreement with Tongshi relating to receiver manufacture and a cooperation agreement with Tongshi relating to datacasting in China.

The Company has no marketing, sales or other operations in the countries listed in the Staff’s comment and believes that there are no WorldSpace subscribers or customers in those countries. The Company has not had any business with the governments of such countries or enterprises controlled by the governments of such countries. In 2004, the Company participated with UNESCO in a survey studying the potential for a distance education program for Sudan; nothing has yet come of that survey. The Company is aware of the U.S. legal requirements for doing business in Sudan, including the need to conduct any such educational activity through a licensed NGO.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

3. We note the disclosure on page 25 that certain of your investors have been the subject of allegations that they and/or charities they were involved in have supported terrorism. Please identify for us the charities to which you refer. We may have further comment.

The Company wishes to provide the following supplemental information:

The Company has reviewed the opinion of the court, as well as those complaints relating to the multi-district litigation in which former investors have been named which are available in electronic form from the district court for the Southern District of New York. The complaints, which have been consolidated into the multi-district litigation, In Re Terrorist Attacks on September 11, 2001, Docket No. 03-MD-01570-RCC (S.D.N.Y.), contain allegations against members of the Bin Mahfouz family, including links with terrorism through various charities and businesses. The Company’s statement that the former investors have been the subject of allegations that they and/or charities they were involved in supported terrorism refers to charities referred to in such litigation with respect to the former investors: the Muwaffaq or Blessed Relief Foundation, the Red Crescent Committee, the International Islamic Relief Organization, the International Development Foundation, the Success Foundation and the SAAR Foundation. See Ashton Complaint, Docket No. 02-CV-6977 (S.D.N.Y.); Tremsky Complaint, Docket No. 02-CV-7300 (S.D.N.Y.); Salvo Complaint, Docket No. 03-CV-5071 (S.D.N.Y.); Burnett Complaint, Docket No. 03-CV-5738 (S.D.N.Y.); Barrera Complaint, Docket No. 03-CV-7036 (S.D.N.Y.); Federal Insurance Co. Complaint, Docket No. 03-CV-6978 (S.D.N.Y.); and Vigilan Insurance Co. Complaint, Docket No. 03-CV-8591 (S.D.N.Y.). See also In Re Terrorist Attacks on September 11, 2001, 349 F.Supp.2d 765 (S.D.N.Y. January 18, 2005). The Company has revised its disclosure to identify these charities.

4. Because the U.S. Court of Appeals for the Federal Circuit affirmed dismissal of Mr. Idris’ case against the U.S. Government, and because rehearing was denied by that court, en banc, please remove or update the reference to the lawsuit filed by Mr. Idris against the U.S. Government.

In accordance with the Staff’s request, the Company has revised its disclosure to remove the reference to the lawsuit against the U.S. government. The Company notes, however, that its statement was correct, as the date of its June 10, 2005 response letter; according to the docket of the Supreme Court of the United States, Mr. Idris and his company, El-Shifa Pharmaceutical Industries Company, petitioned the U.S. Supreme Court for a writ of certiorari on March 24, 2005. A final determination as to grant or denial of certiorari has not yet been published on the Supreme Court’s website, although such a determination is expected imminently, since briefs on the petition were distributed for conference, according to the Supreme Court’s website, on June 23, 2005.

5. We note your statement in response to our prior comment 17 that “except to the limited extent described above,” Stonehouse has no power to restrict or control management’s decisions, with regard to expenditures or dispositions of assets. However, Stonehouse does have the power to restrict or influence transfers of assets if it believes that it is reasonably likely that the transfer would materially affect the overall return to Stonehouse under the Royalty Agreement. If it is reasonable to assume that any material sale of assets would likely effect EBITDA, at least in the short term, it is reasonable to conclude that Stonehouse would have to be consulted prior to such a sale, which would suggest that Stonehouse has the power to influence decisions of the company with respect to disposition of assets. Therefore, we reissue our prior comment 17 with respect to Stonehouse.

In response to your reissued comment with respect to Stonehouse, the Company has added an additional risk factor explaining Stonehouse’s continuing rights under the Royalty Agreement, including its approval rights, and the Company has, further, provided a cross-reference in such risk factor to the detailed description of the Royalty Agreement in “Certain transactions” in the prospectus.

Management’s Discussion and Analysis, page 36

Overview, page 36

Operating Expense Overview, page 39

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

6. Please include your response to our prior comment 23 in this section.

The Company has revised its disclosure to incorporate its response to comment 23 into the prospectus.

Liquidity and Capital Resources. page 54

7. Please include your response to our prior comment 27 in this section.

The Company has revised its disclosure to incorporate its response to comment 27 into the prospectus.

Contractual Obligation, page 59

8. We note your response to our prior comment 30, in which we requested disclosure of the $1.8 billion long-term liability related to your contingent royalty obligation in the table of contractual obligations. Because the contingent royalty payments must be recorded as a long-term liability on your balance sheet in accordance with GAAP, please disclose the $1.8 billion long-term liability in your table of contractual obligations. You may explain the entry in an accompanying footnote to the table.

The Company has revised the table of contractual obligations to include the $1.8 billion long-term liability.

Note K. Stock Options and Warrants. page F-21

9. We have considered your response to our prior comment 48 of our letter dated May 13, 2005. We note that the value of the common stock underlying the options was measured based on the “valuation negotiated with the purchasers” of your $155 million senior convertible note. Tell us whether you believe the negotiated enterprise value referred to in your response is equal to the fair value of WorldSpace. If so, please describe for us the methodology and significant assumptions you used to determine the enterprise fair value.

The Company wishes to provide the following supplemental information:

The value of the common stock underlying the options was based upon the $155 million convertible debt transaction that the Company concluded as a result of arm’s length negotiation by the Company with five independent and unrelated U.S.-based institutional investors. The Company believes that the value that was negotiated as of December 30, 2004 with such five independent and unrelated third party U.S. institutional investors represented fair value of its common stock at that time. These investors, who were provided with the WorldSpace financial model as part of their considerable due diligence,

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

came to terms with the Company based upon a post-money enterprise valuation of $655 million (pre-money valuation of $500 million), which based upon the fully-diluted share and options count as of December 30, 2004 (the date of the transaction), computed to a price of approximately $8.45 per share. While the Company’s financial model, based upon a number of business assumptions with regards to revenues and costs, and the resulting cash flows, could be used to derive a valuation employing the discounted cash flow methodology, the Company is not aware of the methodologies used by the five sophisticated institutional investors.

Though the Company had been valued by a third-party appraiser at approximately $400 million just prior to the recapitalization (based upon the appraiser’s own assumptions about the WorldSpace business opportunity), the Company believes that this arm’s length investment transaction fairly and truly valued the Company and its underlying common stock at $8.45 (on a pre-split basis) per share and hence that value was used to remeasure the outstanding vested and unvested options up to that date.

10. Disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

If you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, include the following disclosures in MD&A:

(a) A discussion of the significant factors, assumptions and methodologies used in determining fair value;

(b) A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

(c) The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

The Company has revised its disclosure to include the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date.

11. With regard to your response to our prior comment 25, tell us how you overcome the presumption that the cash consideration paid to your distributors should be recorded as a reduction of revenue. Your response should include a detailed analysis of your application of EITF 01-9, as follows:

(a) Tell us the “identifiable benefit” that you receive in exchange for the cash paid to the distributor or reseller; and

(b) Demonstrate how you can reasonably estimate the fair value of the benefit identified above.

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

The Company wishes to provide the following supplemental information:

The sale of the receiver to the customer is the distributor’s sale; the sale of the subscription is the Company’s sale. The Company may elect to provide a subsidy (cash consideration), for example, $10 per receiver to the distributor in a receiver sales transaction. The $10 receiver subsidy is not passed on to the customer. The identifiable benefit that the Company receives is the subscription contract from its customer. Subscription contract terms are normally for one year and paid in advance. The monthly rate for the subscription service in India is approximately $2.25 per month or $27 per year. This subscription service is a contract between the customer and the Company for radio service. Many of the Company’s customers do elect to renew their service, and as a result, the identifiable benefit in this example could be greater than $27. In the example provided the benefit of $27 exceeds the $10 receiver subsidy provided to the distributor and the subscription price is based upon a contract entered into between the Company and the customer. For the Staff’s information, total cash consideration given to the Company’s distributors for the three months ended March 31, 2005 was approximately $52,000.

12. We are reissuing our prior comment 28. Please revise your MD&A disclosure and discuss the likely impact the Stonehouse royalty payments could have on your financial condition and results of operations. In this regard, you should disclose the reasons why you believe that the payments will not have a significant impact to your financial condition and results of operations and your funding options as described in your response.

The Company has revised its disclosure to include disclosure with respect to the impact of the Stonehouse royalty payments.

13. We note your response to our prior comment 29, that you do not envision the build-out of the terrestrial repeater network in China will begin in the next 12 months and that you expect the total network to cost approximately $15 to $25 million. Revise your disclosure to discuss the estimated total expenditures to complete the network.

The Company has revised its disclosure to include the estimated total expenditures to complete the network.

14. With regard to our prior comment 42, tell us how you evaluate product sales through your distribution network in determining the amount of revenue to recognize and the related accrual for estimated product returns. In this regard, describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess levels of inventory in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. In your response, include a discussion of how you are able to monitor purchases and the related sales to end users by

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

your distributors in order to determine any increase in or excess inventory levels. Also refer to the guidance in SAB Topic 13A.4b.

The Company wishes to provide the following supplemental information:

The Company’s policy is not to accept product returns, which is common practice in markets like India. As discussed in the Company’s response to comment 42 of the Staff’s May 13, 2005 comment letter, the Company has not entered into any sales agreements that would require implementation of FAS 48, Revenue Recognition When a Right of Return Exists. Revenue is recognized on a receiver sale when the product is shipped and it reaches its destination point (FOB Destination Point). Once evidence of receipt is provided to the Company, title has passed and revenue is recognized. Since the Company does not accept product returns, a reserve for sales, returns and allowances is not established.

On a related point, the Company’s regional sales and marketing teams, along with the regional CFO, evaluate inventory levels on hand as to potential obsolescence. In addition, the regional sales and marketing teams understand approximately what inventory is at each of their distributors’ locations and how much has been sold that resulted in a subscriber acquisition. Since the Company monitors its inventory levels including product types, it is able to limit obsolescence issues. The change to a mobile system is not expected to have an obsolescence effect on inventory since, the Company is planning for a period of transition during which the early generation receivers will continue to be fully operational. Additionally, the Company is encouraging its distributors to purchase product directly from the manufacturers for sale to the end customer. Although future receiver models will be enhanced with a direct link to the satellite, the same technological capabilities will be available in both the old and new models.

If in the future the Company were to accept product returns that are not covered under the manufacturer’s warranty, a sales return and allowance will be established based on historical experience to include a reasonable estimate of product returns. Staff Accounting bulletin Topic 13A.4b. will provide guidance as to other factors that may impair the ability to make a reasonable or reliable estimate of product returns.

Exhibits 10.2 and 10.3

15. It appears that numerous exhibits to and provisions of the Loan Restructuring Agreement and Royalty Agreement have been omitted without requesting confidential treatment under Securities Act Rule 406. For example, you have omitted Sections 6.03 and 6.04 of Exhibit 10.2, as well as Exhibits A-N to that agreement, from the filed Loan Restructuring Agreement. Further, it appears that numerous exhibits to the Royalty Agreement have not been filed with that agreement. Please file these sections of the agreements in an amendment to the Form S-1.

The Company will file exhibits to the Loan Restructuring Agreement, the Royalty Agreement and the Securities Purchase Agreement in a further amendment to the

Mr. Larry Spirgel	COUDERT BROTHERS LLP
June 24, 2005

Registration Statement. As discussed with the Staff, the Company intends to seek confidential treatment for certain matters contained in these exhibits.

With regard to the Staff’s comment that certain sections of the Loan Restructuring Agreement are omitted, the Company notes that Sections 3.01(e) – (h), 6.03 and 6.04 represent sections that were deleted by the original draftsman from the final text of such contract as executed; in accordance with customary drafting practice, in order to avoid re-numbering the remaining provisions (which could result in cross-references mis-citing the section referred to), the old section numbers were retained with an indication in the text that the sections in question were intentionally left blank.

Very truly yours,

/s/ Jeffrey E. Cohen

Jeffrey E. Cohen

Enclosures

cc:	Securities and Exchange Commission
Derek Swanson
Terry French
Al Rodriguez

WorldSpace, Inc.
Noah A. Samara
Donald J. Frickel
Sridhar Ganesan

UBS Securities LLC
Omar Jaffrey

Grant Thornton LLP
Steve Leser

Milbank, Tweed, Hadley & McCloy
James H. Ball, Jr.

Coudert Brothers LLP
Lan Lou
Lisa Rindler